Exhibit 99.1

Media Release

QIAGEN exceeds Q3 2025 outlook, raises FY 2025 adj. EPS target, announces Parse acquisition and $500 million share repurchase

•Q3 2025 results: Net sales of $533 million (+6% at actual rates); diluted EPS $0.60

◦Core sales +6% CER (constant exchange rates) driven by QIAstat-Dx (+11% CER), QuantiFERON (+11% CER) and Sample technologies (+3% CER)

◦Solid adjusted operating income margin at 29.6%

◦Adjusted diluted EPS $0.61 ($0.61 CER), above outlook for at least $0.58 CER

◦Ongoing strong operating cash flow of $165 million

•Full-year 2025 outlook reaffirmed for net sales growth of about 4-5% CER (about 5-6% CER core sales) and raises adj. diluted EPS target to about $2.38 CER

•Acquisition of Parse Biosciences expands Sample technologies portfolio into the single-cell market, capturing AI-driven growth opportunities in this fast-expanding area

•$500 million synthetic share repurchase approved at AGM 2025 to be completed in early January 2026 as QIAGEN delivers ahead of plan to return $1 billion by end-2028

•After six years as CEO, Supervisory Board and Thierry Bernard agree on timing for transition, and for Thierry Bernard to step down after successor is appointed

Venlo, the Netherlands, November 4, 2025 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced results for the third quarter of 2025 and reaffirmed its outlook for solid profitable growth while raising its profitability targets.

QIAGEN reaffirmed its FY 2025 outlook for net sales growth of about 4-5% CER (about 5-6% CER core sales excluding divestments) and raised its adjusted diluted EPS target to about $2.38 CER (previously about $2.35 CER). QIAGEN also expects an adjusted operating income margin of about 29.5% (about 30% CER) in 2025 while absorbing headwinds from currency movements and tariffs.

QIAGEN also announced two strategic initiatives to strengthen its Sample technologies portfolio and enhance shareholder value. The acquisition of Parse Biosciences provides entry into the rapidly growing single-cell market. QIAGEN also announced plans to complete a $500 million synthetic share repurchase in early January 2026 to further increase shareholder returns, bringing total returns to more than $1 billion since 2024 and well ahead of its 2028 goal.

“QIAGEN continues to deliver in a challenging environment, with another quarter of results above our outlook and among the fastest growth rates in the industry," said Thierry Bernard, CEO of QIAGEN. "We are pleased with the sustained growth from QIAstat-Dx and QuantiFERON, along with solid momentum in Sample technologies as we prepare to launch three new instruments. The acquisition of Parse Biosciences is an excellent strategic fit, strengthening our leadership in Sample technologies by providing access to the high-growth single-cell market and the ability to offer solutions to drive large-scale AI-driven biology. It reflects our commitment to invest in innovation offering accretive returns and expand our addressable markets. As we update our targets for 2025, we are moving ahead on our ambitions to deliver solid profitable growth,” he said.

“Our strong profitability and cash generation are allowing QIAGEN to step up shareholder returns," said Roland Sackers, CFO of QIAGEN. "With the execution of the $500 million repurchase in January 2026 that shareholders approved at our last Annual General Meeting, we are returning more than $1 billion to shareholders well ahead of our 2028 goal. We remain focused on generating the highest returns and are reviewing how to increase this target while also strengthening our portfolio through organic investments and targeted acquisitions such as Parse. We anticipate that our ongoing capital allocation decisions will bring our leverage ratio toward the industry average of about 2x in 2026."

Key figures

In $ millions (Except EPS and diluted shares)	Q3			9M
	2025	2024	Change	2025	2024	Change

Net sales	533	502	+6%	1,550	1,457	+6%
Net sales - CER	525		+5%	1,542		+6%
Operating income (loss)	129	112	+15%	366	(21)	NM
Net income (loss)	130	98	+33%	317	(5)	NM
Diluted EPS / (Net loss per share) (1)	$0.60	$0.44	+36%	$1.45	($0.02)	NM
Diluted shares (in millions) (1)	218	224		219	225

Adjusted operating income	158	149	+6%	461	408	+13%
Adjusted net income	133	128	+4%	386	354	+9%
Adjusted diluted EPS	$0.61	$0.57	+7%	$1.76	$1.58	+11%
Adjusted diluted EPS - CER	$0.61		+7%	$1.78		+13%

Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
(1) Reported diluted EPS for 9M 2024 based on basic shares of 222.7 million. Weighted number of diluted shares (9M 2024: 224.9 million).
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Q3 2025 net sales rose 6% over Q3 2024, with results at CER up 5% despite currency headwinds. Core sales excluding discontinued products increased 6% CER over the year-ago period. Diagnostic solutions led the performance among product groups with 4% CER growth (8% CER core growth), followed by Sample technologies growing 3% CER and Genomics / NGS sales rising 9% CER. Consumables and related revenues rose 6% CER, while instrument sales declined 7% CER amid cautious Life Sciences spending.

•Operating income: Q3 2025, operating income rose 15% to $129 million from the year-ago period, with results in Q3 2025 including $5.2 million of pre-tax charges related to the efficiency program initiated in 2024. Adjusted operating income, which excludes various charges and other in both periods, rose 6% to $158 million, with the adjusted operating income margin steady at 29.6% of sales compared to Q3 2024. On a constant exchange rate basis, the margin rose to 30.0%. These results reflected the solid business expansion, ongoing efficiency initiatives and the discontinuation of NeuMoDx. The adjusted gross margin declined to 65.6% from 66.5% in Q3 2024 as underlying margin improvements were more than offset by tariffs. R&D investments rose to 9.2% in Q3 2025 from 8.9% in the year-ago period, in line with the target for about 9-10%. Sales and marketing expenses were 21.2% of sales, down from 22.2% in Q3 2024 amid active customer engagement and cost management. General and administrative expenses were slightly lower at 5.7% compared to 5.9% in the prior-year quarter, reflecting cost discipline while supporting strategic IT upgrades such as the SAP migration.

•Earnings per share (EPS): Diluted EPS for Q3 2025 was $0.60, up from $0.44 in Q3 2024. Adjusted diluted EPS was $0.61 ($0.61 CER), exceeding the outlook of at least $0.58 CER. For Q3 2025, the adjusted tax rate was 18%, consistent with the quarterly estimate, while the diluted share count of 218.5 million was also in line with the outlook.

Sales by product groups

In $ millions	Q3				9M
	2025 sales	2024 sales	Change	CER change	2025 sales	2024 sales	Change	CER change

Sample technologies	170	162	+5%	+3%	486	480	+1%	+1%
Diagnostic solutions	209	197	+6%	+4%	602	552	+9%	+8%
Of which QuantiFERON	136	122	+12%	+11%	381	338	+13%	+12%
Of which QIAstat-Dx	32	28	+14%	+11%	100	77	+30%	+29%
Of which NeuMoDx	—	7	-97%	-98%	9	23	-62%	-62%
Of which Other	41	41	0%	-1%	112	114	-2%	-2%
PCR / Nucleic acid amplification	75	74	+1%	0%	231	218	+6%	+5%
Genomics / NGS	61	55	+11%	+9%	173	168	+3%	+2%
Other	18	14	+30%	+30%	57	39	+49%	+51%
Total net sales	533	502	+6%	+5%	1,550	1,457	+6%	+6%

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales in Q3 2025 rose 3% CER to $170 million, driven by solid consumables growth compared to the prior-year period, particularly from growth in automated kit sales at a double-digit CER rate. Instrument sales were slightly lower than in Q3 2024, but reflected continued good placements of QIAsymphony, QIAcube Connect and EZ2 Connect systems amid a challenging customer spending environment. By region, the Americas and EMEA delivered growth, offsetting a decline in Asia-Pacific/Japan driven by weaker trends in China.

•Diagnostic solutions: Sales rose 4% CER in Q3 2025 to $209 million, with core sales up 8% CER excluding the discontinued NeuMoDx system. Consumables grew at a mid-single-digit CER rate, while instrument sales were lower than in Q3 2024. QIAstat-Dx led the performance with 11% CER growth, driven by strong instrument placements and double-digit consumables growth across all syndromic panels. QuantiFERON latent TB sales grew 11% CER, supported by ongoing conversion from the skin test and broader market expansion across all regions. Companion diagnostic revenues rose more than 20% CER in Q3 2025 due to progress from an expanding range of collaborations with leading pharmaceutical partners.

•PCR / Nucleic acid amplification: Sales in Q3 2025 were $75 million, unchanged at CER compared to the prior-year period. QIAcuity delivered growth as expanding consumables sales more than offset lower instrument sales impacted by cautious Life Sciences spending. Other PCR consumables sales fell year-on-year, but included gains in the Human ID / Forensics portfolio.

•Genomics / Next-generation sequencing (NGS): Sales rose 9% CER to $61 million compared to Q3 2024. QIAGEN Digital Insights (QDI) bioinformatics sales grew at a double-digit CER rate, reflecting strong underlying demand and first-time contributions from the Genoox acquisition completed in mid-2025. Consumables sales of universal NGS panels for use on any sequencer also increased over Q3 2024.

•Other: Sales in this category included a modest contribution from surcharges related to tariffs introduced in 2025.

Key cash flow data

In $ millions	Q3			9M
	2025	2024	Change	2025	2024	Change

Net cash provided by operating activities	165	182	-10%	466	482	-3%
Purchases of property, plant and equipment	(46)	(43)	+5%	(130)	(118)	+10%
Free cash flow	119	139	-14%	336	364	-8%

Net cash used in investing activities	(157)	(231)	NM	(79)	(242)	NM
Net cash provided by financing activities	614	485	NM	299	66	NM
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $466 million for the first nine months of 2025 compared with $482 million in the same period of 2024. Results for the 2025 period included about $45 million in cash restructuring payments for the efficiency program initiated in 2024 and benefited from lower working capital requirements and ongoing efforts to optimize cash generation. Free cash flow was $336 million in the first nine months of 2025 compared to $364 million in the year-ago period, reflecting the 2025 cash restructuring payments and higher investments in property, plant and equipment for projects such as the SAP system upgrade compared to 2024.

•As of September 30, 2025, cash, cash equivalents and short-term investments totaled $1.7 billion compared with $1.2 billion at year-end 2024. Key cash flow items during the 2025 period included the return of approximately $300 million to shareholders in January through a synthetic share repurchase, which reduced outstanding shares by 6.2 million (about 2.8%). In July 2025, the first annual cash dividend of about $54 million was also paid to shareholders. Results for Q4 2025 are expected to include cash payments of about $500 million for the anticipated early repayment of the 2027 convertible notes and the $225 million cash payment for the Parse acquisition. For 2026, QIAGEN currently anticipates about $500 million of cash payments for the share repurchase.

Thierry Bernard to step down as CEO after appointment of a successor

QIAGEN announced on November 4 that the Supervisory Board and Thierry Bernard have agreed that this is the right time to initiate a leadership transition, and that he will step down as CEO and Managing Director once a successor is appointed. The Supervisory Board, supported by an executive search firm, has initiated a process to identify, evaluate and appoint a successor from both internal and external candidates.

Thierry Bernard, 61, joined QIAGEN in 2015 and has served as CEO since 2019. He will continue in his role until a successor is appointed to ensure a smooth transition and continuity, and will not stand for re-election as a member of the Managing Board at the Annual General Meeting in June 2026.

“On behalf of the Supervisory Board and the entire QIAGEN team, I want to thank Thierry for his leadership and dedication to QIAGEN,” said Stephen H. Rusckowski, Chairman of the Supervisory Board at QIAGEN. “During his tenure, Thierry positioned QIAGEN to deliver a consistent performance, strengthen its portfolio across the Life Sciences and diagnostics, and create a foundation for solid profitable growth. The Supervisory Board is focused on building on this momentum and appointing a successor who will help drive QIAGEN’s next phase of performance and value creation.”

“It is a privilege to serve this remarkable company and work with such exceptional people around the world,” said Thierry Bernard. “Together we have transformed QIAGEN and achieved consistently strong results in a challenging global environment. I believe this is the right time for a transition that will best support QIAGEN’s continued success, and remain confident that QIAGEN is well positioned to deliver on its 2028 ambitions and continue creating sustainable value.”

Parse provides entry into high-growth single-cell market

QIAGEN announced on November 4 plans to acquire Parse Biosciences, a privately held leader in single-cell RNA research based in Seattle, Washington. The acquisition of Parse, whose products are used by more than 3,000 laboratories in over 40 countries, will significantly expand QIAGEN’s Sample technologies portfolio into the fast-growing single-cell market with highly scalable chemistry designed to research involving millions and billions of cells. Parse’s scalable Evercode chemistry is also expected to accelerate growth in the QIAGEN Digital Insights (QDI) bioinformatics business, enabling customers to generate, process and interpret AI-driven single-cell data more efficiently and at much greater scale. QIAGEN will acquire Parse for approximately $225 million in cash, with Parse equity holders eligible for additional milestone payments of up to $55 million. The transaction is expected to be completed in December 2025 and not provide any meaningful contributions for the year. For 2026, Parse is expected to contribute about $40 million in sales to QIAGEN (approximately two percentage points of growth), with strong double-digit sales growth expected in subsequent years. The transaction is expected to be dilutive to adjusted EPS by about $0.04 in 2026 and accretive starting in 2028.

$500 million repurchase set for completion in January 2026

QIAGEN announced on November 4 a $500 million synthetic share repurchase combining a direct capital repayment with a reverse stock split. The program, authorized by the Supervisory Board following approval by shareholders at the Annual General Meeting in June 2025, is expected to be completed on or about January 7, 2026. With this transaction, QIAGEN will deliver approximately $1.15 billion in total returns to shareholders since 2024, well ahead of its $1 billion target for the end of 2028. The repurchase reflects QIAGEN's strong operational profitability and disciplined capital allocation framework designed to enhance shareholder returns while maintaining flexibility for targeted investments to support sustainable long-term growth.

Capital allocation strategy focused on highest return opportunities

QIAGEN has a long-standing capital allocation strategy focused on directing resources to the highest return opportunities, including (1) organic investments into the business, particularly R&D and commercial channels; (2) targeted M&A opportunities, as demonstrated by the acquisition of Parse; and (3) increasing returns to shareholders through share repurchases and an annual dividend. Based on the Parse acquisition and the $500 million synthetic share repurchase set for completion in January 2026, as well as plans for more disciplined capital allocation, QIAGEN expects its leverage ratio (net debt to adjusted EBITDA) will move toward the industry average of about 2x in 2026.

Portfolio update

QIAGEN is executing on targeted initiatives across its Sample to Insight portfolio to help customers around the world advance science and improve healthcare.

•Sample technologies: QIAGEN recently marked the 4,000th placement of QIAcube Connect, reaffirming its leadership in automated sample processing. Together with the earlier-generation system, more than 12,800 QIAcubes have now been installed worldwide. QIAcube Connect automates over 80 kits and 140 standard protocols, which can be expanded to more than 3,000, offering remote monitoring, pre-run safety checks and digital connectivity through QIAsphere.

•QIAstat-Dx: In September 2025, QIAGEN received U.S. FDA clearance for QIAstat-Dx Rise, a high-throughput version of its flagship syndromic testing platform. The system automates up to 18 tests simultaneously, expanding access to rapid multiplex PCR diagnostics in hospitals and reference labs. The same system was launched earlier for customers in Europe.

Outlook

Full-Year 2025: QIAGEN has reaffirmed its outlook for net sales growth of about 4-5%, including about 5-6% CER growth in the core business excluding revenues from discontinued products. Based on the strong performance to date in 2025, the target for adjusted diluted earnings per share (EPS) has been increased to about $2.38 CER (previously about $2.35 CER), representing a 9% CER increase from $2.18 in 2024. This outlook reflects continued macroeconomic challenges, including headwinds from U.S. import tariffs and the U.S. government shutdown. The adjusted operating income margin is expected to be about 29.5% (about 30% CER) for 2025 compared to 28.7% in 2024. Based on exchange rates as of November 1, 2025, currency movements against the U.S. dollar are expected in FY 2025 to have a positive impact on net sales of about one percentage point, but an adverse impact of about $0.02 per share on adjusted diluted EPS.

Q4 2025: Net sales are expected to remain steady at CER rates (core sales growth of about 2% CER) compared to $521 million in Q4 2024. This outlook reflects ongoing macroeconomic challenges, including the impact of the U.S. government shutdown continuing until the end of the year. Adjusted diluted EPS is expected to be about $0.60 CER compared to $0.61 in the year-ago period. Currency movements against the U.S. dollar are expected for Q4 2025 to have a positive impact on net sales of about one percentage point but an adverse impact of about $0.01 on adjusted diluted EPS.

Investor presentation and conference call

A conference call is scheduled for Wednesday, November 5, 2025, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be available in the Investor Relations section of the QIAGEN website (www.qiagen.com), with a recording accessible after the event. The accompanying presentation will be published in advance under "Events and Presentations" in the same section.

Use of adjusted results
QIAGEN reports adjusted results and constant exchange rate (CER) measures, along with other non-GAAP financial metrics, to provide deeper insight into business performance. These include core sales (excluding discontinued products), adjusted gross margin and profit, adjusted operating income and expenses, adjusted operating income margin, adjusted net income, adjusted income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted tax rate, and free cash flow. Free cash flow is calculated as cash flow from operating activities less capital expenditures for property, plant and equipment. Adjusted results are non-GAAP measures that QIAGEN views as complementary to GAAP-reported results. They exclude items considered outside of ongoing core operations, subject to significant period-to-period fluctuation, or that reduce comparability with competitors and historical performance. QIAGEN also uses these non-GAAP and constant currency measures internally for planning, forecasting, reporting, and employee compensation purposes. These metrics enable consistent comparison of current and past performance, which QIAGEN has historically presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and Molecular Diagnostics (clinical healthcare). As of September 30, 2025, QIAGEN employed approximately 5,700 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN’s products, development timelines, marketing and/or regulatory approvals, financial and operational outlook, growth strategies, capital allocation strategies, collaborations and operating results (such as expected net sales and adjusted diluted earnings), the CEO transition plan, the acquisition of Parse Biosciences, including the timing and expected benefits thereof, and the synthetic share repurchase, including the timing and expected benefits thereof, are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to: challenges in managing a successful CEO transition and successor search while providing operational continuity and continued advancement of company strategy; challenges in managing growth and international operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistical dependencies); variability in operating results and the commercial development of products for customers in the Life Sciences and clinical healthcare markets; changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancement; developments or changes in the securities markets and fluctuations in the trading volume and market price of QIAGEN’s shares and the successful implementation of the synthetic share repurchase; QIAGEN’s ability to successfully close, integrate and achieve the expected benefits of its acquisition of Parse Biosciences, including fluctuating demand for QIAGEN’s products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional risks and uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other “force majeure” events. There is also no guarantee that anticipated benefits from restructuring programs and acquisitions will materialize as expected. For a more complete discussion of risks and uncertainties, please refer to the “Risk Factors” section in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.

Contacts

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In $ thousands, except per share data)	Three months		Nine months
	ended September 30,		ended September 30,
	2025	2024	2025	2024

Net sales	$532,583	$501,869	$1,549,579	$1,457,012
Cost of sales:
Cost of sales	187,783	179,817	535,028	777,922
Acquisition-related intangible amortization	13,541	13,745	40,325	45,030
Total cost of sales	201,324	193,562	575,353	822,952
Gross profit	331,259	308,307	974,226	634,060
Operating expenses:
Sales and marketing	112,819	111,262	337,250	337,069
Research and development	48,748	44,453	140,281	144,889
General and administrative	30,287	29,394	92,543	85,580
Acquisition-related intangible amortization	2,112	2,351	5,722	7,787
Restructuring, acquisition, integration and other, net	8,130	8,744	32,018	80,122
Total operating expenses	202,096	196,204	607,814	655,447
Income (loss) from operations	129,163	112,103	366,412	(21,387)
Other income (expense):
Interest income	15,070	18,254	44,319	52,924
Interest expense	(8,218)	(11,484)	(23,117)	(32,698)
Other expense, net	(1,289)	(2,417)	(6,518)	(3,544)
Total other income, net	5,563	4,353	14,684	16,682
Income (loss) before income tax expense	134,726	116,456	381,096	(4,705)
Income tax expense	4,683	18,400	64,045	26
Net income (loss)	$130,043	$98,056	$317,051	($4,731)

Diluted earnings (loss) per common share (1)	$0.60	$0.44	$1.45	($0.02)
Diluted earnings per common share (adjusted) (1)	$0.61	$0.57	$1.76	$1.58
Diluted shares used in computing diluted earnings per common share	218,453	224,035	218,942	224,874

(1) Reported diluted net loss per common share based on basic shares for 9M 2024 of 222.7 M. Adjusted diluted EPS calculated using
224.9 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended September 30, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	532.6	331.2	129.2	134.8	(4.7)	3%	130.1	$0.60
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	4.8	12.9	12.9	(2.5)		10.5	0.05
Purchased intangibles amortization	—	13.5	15.6	15.6	(3.8)		11.8	0.05
Non-cash other income, net (b)	—	—	—	0.0	—		0.0	0.00
Certain income tax items (c)	—	—	—	—	(18.9)		(18.9)	(0.09)
Total adjustments	—	18.4	28.6	28.6	(25.3)		3.4	0.02
Adjusted results	532.6	349.6	157.8	163.4	(30.0)	18%	133.5	$0.61

*Using 218.5 M diluted shares

Nine months ended September 30, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	1,549.6	974.2	366.4	381.1	(64.0)	17%	317.1	$1.45
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	17.1	49.1	49.1	(9.9)		39.2	0.18
Purchased intangibles amortization	—	40.3	46.0	46.0	(11.4)		34.6	0.16
Non-cash other income, net (b)	—	—	—	2.6	—		2.6	0.01
Certain income tax items (c)	—	—	—	—	(7.1)		(7.1)	(0.03)
Total adjustments	—	57.3	95.1	97.7	(28.4)		69.3	0.32
Adjusted results	1,549.6	1,031.5	461.5	478.8	(92.4)	19%	386.4	$1.76

*Using 218.9 M diluted shares
(a) Results include costs for acquisition projects, including the acquisition of GNX Data Systems Ltd. (doing business as Genoox) completed in May 2025. It also includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects and their subsequent integration.
(b) Adjustment includes the full impairment of an equity method investment.
(c) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(In $ thousands, except par value)	September 30, 2025	December 31, 2024 (revised)

Assets
Current assets:
Cash and cash equivalents	$1,355,594	$663,555
Short-term investments	334,376	489,437
Accounts receivable, net	375,562	349,278
Inventories, net	290,226	279,256
Prepaid expenses and other current assets	175,179	178,327
Total current assets	2,530,937	1,959,853
Long-term assets:
Property, plant and equipment, net	897,642	753,611
Goodwill	2,554,475	2,425,418
Intangible assets, net	297,179	303,815
Other long-term assets	273,264	246,925
Total long-term assets	4,022,560	3,729,769
Total assets	$6,553,497	$5,689,622
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$499,600	$551,883(1)
Accrued and other current liabilities	399,034	406,876
Accounts payable	74,771	83,272
Total current liabilities	973,405	1,042,031(1)
Long-term liabilities:
Long-term debt, net of current portion	1,627,592	839,665(1)
Other long-term liabilities	303,085	240,587
Total long-term liabilities	1,930,677	1,080,252(1)
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 and 223,904 shares, respectively	2,529	2,601
Additional paid-in capital	1,419,717	1,666,070
Retained earnings	2,647,574	2,448,122
Accumulated other comprehensive loss	(384,323)	(474,539)
Less treasury stock, at cost — 844 and 1,614 shares, respectively	(36,082)	(74,915)
Total equity	3,649,415	3,567,339
Total liabilities and equity	$6,553,497	$5,689,622

(1) The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion', and the corresponding balances of total current liabilities and total long-term liabilities, have been adjusted to correct the classification with respect to $498.4 million of the 2027 convertible notes previously classified as long-term which should have been classified as current under U.S. GAAP, based on a bondholder put date of December 17, 2025 on the $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In $ thousands)	Nine Months Ended September 30,
	2025	2024

Cash flows from operating activities:
Net income (loss)	$317,051	($4,731)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	144,352	157,716
Non-cash impairments	2,537	200,270
Amortization of debt discount and issuance costs	2,354	15,391
Share-based compensation expense	33,805	32,793
Deferred tax benefit	(303)	(32,313)
Loss on marketable securities	968	342
Other items, net including fair value changes in derivatives	10,586	8,434
Change in operating assets, net	(14,410)	102,561
Change in operating liabilities, net	(30,746)	1,579
Net cash provided by operating activities	466,194	482,042
Cash flows from investing activities:
Purchases of property, plant and equipment	(130,137)	(118,483)
Purchases of intangible assets	(5,410)	(3,103)
Purchases of short-term investments	(369,014)	(561,377)
Proceeds from redemptions of short-term investments	522,057	443,173
Cash paid for acquisitions, net of cash acquired	(66,595)	—
Cash paid for collateral asset	(28,037)	(926)
Purchases of investments, net	(1,677)	(1,728)
Net cash used in investing activities	(78,813)	(242,444)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	744,628	496,352
Capital repayment	(280,086)	(292,099)
Cash dividend payment	(54,244)	—
Repayment of long-term debt	(60,167)	(101,536)
Tax withholding related to vesting of stock awards	(24,523)	(33,254)
Cash paid for collateral liability	(16,790)	(2,550)
Cash paid for contingent consideration	(9,219)	—
Other financing activities	(228)	(833)
Net cash provided by financing activities	299,371	66,080
Effect of exchange rate changes on cash and cash equivalents	5,287	(777)
Net increase in cash and cash equivalents	692,039	304,901
Cash and cash equivalents, beginning of period	663,555	668,084
Cash and cash equivalents, end of period	$1,355,594	$972,985
Reconciliation of free cash flow:(1)
Net cash provided by operating activities	$466,194	$482,042
Purchases of property, plant and equipment	(130,137)	(118,483)
Free cash flow	$336,057	$363,559

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.